Exhibit 99.1

Nayax Reports Fourth Quarter and Full Year 2024 Results

Full Year revenue of $314.0 million, recurring revenue growth of 47% YoY

On a constant currency basis revenue of $315.2 million, a 34% increase

Adjusted EBITDA of $35.5 million (1) and Free Cash Flow of $18 million (1) for the year

2025 Revenue guidance of $410 million - $425 million

2025 Adjusted EBITDA(1)(2) guidance of $65 million- $70 million

HERZLIYA, Israel, March 4, 2025 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the fourth quarter and full year ended December 31, 2024.

“We are pleased to report another year of strong growth and performance for Nayax as we achieved several key milestones including significant revenue growth and margin expansion, robust operating leverage, and cash flow generation. We are well-positioned for 2025, with revenue growth guidance of 30% to 35%, of which at least 25% is expected to be organic, as we continue to grow our installed base globally and capture market share. We’ll also continue to focus on scaling our recurring revenue streams, in particular our payment processing capabilities, which benefit from the conversion trend of cash-to-cashless transactions,” commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

(1)
Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures. Please refer to the tables at the end of this press release for a reconciliation of adjusted EBITDA and Free cash flow to the most directly comparable IFRS measure.

(2)
The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

Full Year 2024 Financial Highlights

(All comparisons are relative to the full year period ended December 31, 2023, unless otherwise stated)

Revenue	2024 ($M)	2023 ($M)	Growth (%)
Payment processing fees	133.8	92.2	45.1%
SaaS revenue	88.5	58.9	50.3%
Total recurring revenue (1)	222.3	151.1	47.1%
POS devices revenue (2)	91.7	84.4	8.6%
Total revenue (3)	314.0	235.5	33.3%

Margin	2024	2023	Variance
Payment processing margin	34.0%	29.1%	4.9%
SaaS margin	77.3%	77.2%	0.1%
Total recurring margin	51.3%	47.9%	3.4%
POS devices margin	30.1%	18.9%	11.2%
Total margin	45.1%	37.5%	7.6%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3) Includes inorganic revenue, net of $25.3 million in 2024 from recent acquisitions of VMtecnologia, Roseman, and Retail Pro

•	Revenue increased 33% to $314.0 million from $235.5 million in the prior year.

•	Revenue at constant currency increased 34% to $315.2 million.

•	Organic growth for the year was 23%.

•
Our Recurring revenue engine remains our powerful growth driver. Payment processing fees and SaaS subscription revenues increased 47.1%, demonstrating the strength and resilience of our business model. Recurring revenue represented 71% of total revenue.

•	Hardware revenue increased by 9% with strong demand to our end-to-end automated cashless product solutions and technology, supporting both the attended and unattended markets.

•	Gross margin improved significantly to 45.1% from 37.5%. This was primarily due to:

o	Recurring margin improving to 51.3% from 47.9%, as we renegotiated key contracts with several bank acquirers and improved our smart-routing capabilities

o	Hardware margin rose to 30.1% from 18.9%, as we continued to improve our supply chain efficiency and negotiated better component costs.

•	We achieved positive operating profit of $3.1 million for the year, an improvement of $15.5 million from an operating loss of $12.4 million.

•	Finance expenses, Net of $7.5 million were mainly impacted by bank net interest, foreign currency volatility and earnout related to acquisitions.

•	Net loss of $5.6 million compared to a net loss of $15.9 million.

•	IFRS basic and diluted net loss per share was $(0.157) compared to IFRS basic and diluted net loss per share of $(0.479).

•	Weighted average number of basic shares was 35,762,292 for the full year 2024 compared the weighted average number of basic shares 33,148,714 for the full year 2023

•
Adjusted EBITDA reached $35.5 million higher than our guidance range of $30 to $35 million, representing a margin of 11.3% from total revenue. This represented an improvement of $27.3 million compared to prior year period.

•
Both revenue and adjusted EBITDA were impacted by a $3.4 million purchase accounting adjustment, related to a fair-value adjustment of deferred revenue from the Retail Pro acquisition which was closed in Q4 2023.

•	Cash flow from operating activities of $42.9 million compared to $8.8 million

•	Free cash flow was $18 million compared to a negative $7.8 million

Full Year 2024 Operational Metric Highlights

Key Performance Indicators	2024	2023	Growth (%)
Total transaction value ($m)	4,900	3,600	36%
Number of processed transactions (millions)	2,400	1,800	33%
Take rate (payments) (1)	2.73%(2)	2.53%	0.2%
Managed and connected devices (thousands) (3)	1,260	1,044	21%
Customers (4)	95,060	72,253	32%
ARPU ($) (5)	215	192	12%

(1) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.
(2) Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in our total transaction value
(3) Number of Managed and connected devices includes approximately 26,000 generated by VMtecnologia of the acquisition date.
(4) Number of customers includes approximately 3,600 related to the recent acquisitions of VMtecnologia and Roseman
(5) Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 36% to nearly $4.9 billion.

•	Number of processed transactions increased 33% to approximately 2.4 billion.

•	Take rate increased to 2.73%(2) from 2.53%.

•
Total number of managed and connected devices reached approximately 1.26 million devices representing an impressive increase of 21%, driven by robust customer demand, with approximately 215,000 devices added in the year.

•	Growth in the customer base continued at a healthy pace, adding about 23,000 new customers during the year, bringing the total customer base to more than 95,000, an increase of 32%.

•	Average revenue per unit(5) (ARPU) for the trailing 12-month period ended December 31, 2024, increased 12% to $215, compared to $192 in the prior year period.

•	The dollar-based net retention rate remained high at 129%, reflecting strong customer satisfaction, while the customer churn rate remained low at 2.7%.

Fourth Quarter 2024 Financial Highlights

(All comparisons are relative to the Fourth quarter and three-month period ended December 31, 2023, unless otherwise stated)

Revenue Summary	Q4 2024 ($M)	Q4 2023 ($M)	Growth (%)
Payment processing fees	37.6	26.0	44.6%
SaaS revenue	25.3	16.3	55.2%
Total recurring revenue (1)	62.9	42.3	48.7%
POS devices revenue (2)	26.1	24.3	7.4%
Total revenue (3)	89.0	66.6	33.6%

Margin Summary	Q4 2024	Q4 2023	Variance
Payment processing margin	36.3%	32.2%	4.1%
SaaS margin	77.6%	76.7%	0.9%
Total recurring margin	53.0%	49.3%	3.7%
POS devices margin	29.4%	23.6%	5.8%
Total margin	46.1%	39.9%	6.2%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3) Q4 2024 includes $7.9 million of revenues from recent acquisitions of VMtecnologia, Roseman, and Retail Pro.

•	Revenue increased 33.6% to $89.0 million, driven by both new and existing customer expansion.

•	Recurring revenue from SaaS and payment processing fees grew 48.7%, demonstrating the strength and resilience of our business model. Recurring revenue represented 71% of total revenue.

•	Hardware revenue increased by 7.4% with strong demand to our end-to-end automated cashless product solutions and technology, supporting both the attended and unattended markets.

•	Gross margin improved significantly to 46.1% from 39.9%. This was primarily due to:

o	Recurring margin improving to 53.0% from 49.3%, as we renegotiated key contracts with several bank acquirers and improved our smart-routing capabilities

o	Hardware margin rose to 29.4% from 23.6%, as we continued to improve our supply chain efficiency and negotiated better component costs.

•	Operating profit of $3.6 million compared to an operating loss of $2.0 million.

•	Net income was $1.6 million compared to a loss of $3.3 million, an improvement of $4.9 million over the period.

•	IFRS basic net profit per share was $0.045 and IFRS diluted net profit per share was $0.044 compared to IFRS basic and diluted net loss per share of $(0.10).

•
Weighted average number of basic and diluted shares were 36,536,969 and 37,264,185, respectively, for the fourth quarter of 2024 compared the weighted average number of basic shares 33,315,257 for the fourth quarter of 2023.

•	Adjusted EBITDA was $12.8 million, representing a margin of 14.4% of total revenue. This was an improvement of $8.8 million compared to prior year period.

•	Cash flow from operating activities of $17 million compared to $4.6 million in the prior year period, while free cash flow was $9.3 million compared to $0.6 million in the prior year period.

•	As of December 31, 2024, the Company had $92.5 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances stood at $47.9 million.

Fourth Quarter 2024 Operational Metric Highlights

Key Performance Indicators	Q4 2024	Q4 2023	Growth (%)
Total transaction value ($m)	1,300	975	33%
Number of processed transactions (millions)	650	500	30%
Take rate (payments) (1)	2.80%(2)	2.66%	0.14%
Managed and connected devices (thousands) (3)	1,260	1,044	21%
Customers (4)	95,060	72,253	32%
ARPU ($) (5)	215	192	12%

(1) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.
(2) Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in our total transaction value
(3) Number of managed and connected devices includes approximately 26,000 generated by VMtecnologia
(4) Number of customers includes approximately 3,600 related to the recent acquisitions of VMtecnologia and Roseman.
(5) Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 33% to more than $1.3 billion.

•	Number of processed transactions increased 30% to almost 650 million.

•	Take rate increased to 2.80%(2) from 2.66% as we continue to expand to additional verticals.

•
Total number of managed and connected devices reached approximately 1.26 million devices representing an increase of 21% year-over-year, driven by robust customer demand, adding approximately 33,000 devices in the quarter.

•	Growth in the customer base continued at a healthy pace, adding about 4,200 new customers in the quarter, bringing the total customer base to more than 95,000, an increase of 32% year-over-year.

•	The dollar-based net retention rate remained high at 129%, reflecting strong customer satisfaction, while the customer churn rate remained low at 2.7%.

Recent Business Highlights

•
Launched Nayax’s automated self-service payment solution in El Salvador, accelerating the Company’s expansion into Latin America and improving access to secure cashless payments in an underserved market. Nayax has invested heavily in full Spanish-language commercial and technical support to deliver exceptional customer experiences and support further regional expansion.

•
Launched Nayax’s suite of attended retail payment solutions in Europe, introducing merchants in 40 new markets to our versatile and powerful retail POS devices and enabling existing customers to access a broader range of solutions. European retailers can now streamline operations and cut costs by managing all of their points of sale, both attended and unattended, through our one powerful platform.

•
Enabled Discover Global Network cardholders to make payments through Nayax across EMEA, expanding payment access for Discover’s 345+ million valued customers to tens of thousands of Nayax machines across the region.

•
Deployed OTI PetroSmart’s Fuel Management System in Tesco’s UK Delivery Fleet, helping Tesco cut costs, accelerate automation, and support sustainable operations across its fleet of tractor units, refrigerated trailers, box trucks, delivery vans, lorries, and diverse industrial vehicles. Tesco is leveraging our precise, automatic fuel dispensing to eliminate human error, reduce waste, and optimize resource use.

•
Announced a partnership with SECO to offer IoT-Integrated Payment Solutions for OEM’s, which combine seamless and secure payments with remote machine management and AI-driven business intelligence. OEMs will gain access to differentiated, cost optimized hardware which contains a combination of SECO’s industry-leading IoT capabilities and Nayax’s versatile payment platform.

Subsequent Events

•	On February 11, 2025, the Company filed an extension of the shelf prospectus in Tel Aviv Stock Exchange

•
On February 28, 2025, the Company announced the acquisition of UpPay: UpPay more than doubles Nayax’s connected devices footprint in Brazil, adding over 25,000 unattended devices, primarily in self-service coffee vending machines. UpPay manages the networks of two of the largest coffee operators in Brazil and supports hundreds of other customers. Integrating UpPay with our last year’s acquisition of VMtecnologia creates a larger, more scalable platform that accelerates Nayax’s expansion across Latin America.

Warrants and Notes Offering

On February 13, 2025, the Company filed a 6-K announcing that the Company is considering, and the Board of Directors has authorized management to prepare for, an offering of warrants and notes in Israel (the “Securities” and the “Offering”) under the Company’s shelf prospectus filed with the Israel Securities Authority (the “ISA”). In preparation for the potential Offering, the Company filed in Hebrew with the ISA a draft deed of trust and summaries of the terms of the notes. The timing, terms and the amount to be raised in the Offering have not been determined and are subject to further approval by the Company’s Board of Directors, the ISA and the Tel Aviv Stock Exchange. There is no assurance that the Offering will be completed. If the Offering will be completed, the Company will file with the ISA, a shelf offering report under the Israeli Securities Law, 1968, and the regulations promulgated thereunder, and the Securities will be listed exclusively on the Tel Aviv Stock Exchange. This press release does not constitute an offer of securities for sale in the United States. Such securities may not be offered or sold in the United States absent registration or an exemption from registration.

2025 Financial Outlook

For the year ending December 31, 2025, Nayax expects revenue growth of between 30% to 35% representing a revenue range of $410 million to $425 million on a constant currency basis. This includes organic revenue growth of at least 25%. Our adjusted EBITDA guidance for the full year is between $65 and $70 million, driven by continued revenue growth, market expansion, the full integration of recent acquisitions, and continuous operational optimization. The Company expects at least 50% conversion from Adjusted EBITDA for the full year 2025.

2028 Outlook

As for our 2028 targets, management continues to target annual revenue growth of approximately 35%, driven by a combination of organic growth and strategic M&A. Management also continues to target a gross margin of 50%, and an adjusted EBITDA margin of 30%, as we continue to drive high margin SaaS revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding Forward-looking Statements below.

Investor Conference Calls

Nayax will host a conference call in English and an in-person investor meeting in Hebrew at its offices in Herzliya, Israel to discuss its results later today, March 4, 2025.

The conference call in English will be held at 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13751481&linkSecurityString=1dbf635633

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK: https://viavid.webcasts.com/starthere.jsp?ei=1706458&tp_key=9a2fca42c1

Following the conference call, a replay will be available until March 18, 2025. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Replay TOLL/Israel: 1-809-458-327

•	Replay Pin Number: 13751481

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

Free Cash Flow

Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Other Financial Metrics:

ARPU

A financial metric that measures the average recurring revenue generated per connected device over a 12-month trailing period.

Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of Dec 31, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

NAYAX LTD.
Consolidated Financial Statements
2024 Annual Report

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Nayax Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nayax Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 4, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2015.

Kesselman & Kesselman, Azrieli Town Tower, 146 Derech Menachem Begin St, Tel- Aviv, 6492103, Israel
P.O BOX 7187 Tel-Aviv, 6107120, Israel Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2024	2023
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	83,130	38,386
Restricted cash transferable to customers for processing activity	8	60,299	49,858
Short-term bank deposits		9,327	1,269
Receivables in respect of processing activity		45,071	43,261
Trade receivable, net	9	55,694	41,300
Inventory		19,768	20,563
Other current assets		14,368	8,772
Total current assets		287,657	203,409

NON-CURRENT ASSETS:
Long-term bank deposits		2,155	2,304
Other long-term assets		4,253	5,883
Investment in associates		3,754	5,024
Right-of-use assets, net	10	6,292	5,341
Property and equipment, net	11	11,112	5,487
Goodwill and intangible assets, net	12	117,670	96,411
Total non-current assets		145,236	120,450
TOTAL ASSETS		432,893	323,859

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2024	2023
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	13a.	25,276	47,477
Current maturities of long-term bank loans	13b.	3,978	1,101
Current maturities of other long-term liabilities		1,353	5,422
Current maturities of leases liabilities	10	2,967	2,145
Payables in respect of processing activity		130,958	104,523
Trade payables		21,059	17,464
Other payables		33,887	25,650
Total current liabilities		219,478	203,782

NON-CURRENT LIABILITIES:
Long-term bank loans	13b.	18,605	327
Other long-term liabilities	14	20,716	14,476
Post-employment benefit obligations, net		497	427
Lease liabilities	10	4,078	4,149
Deferred income taxes	15	4,274	3,108
Total non-current liabilities		48,170	22,487
TOTAL LIABILITIES		267,648	226,269

EQUITY:	16
Shareholders Equity:
Share capital		9	8
Additional paid in capital		220,715	153,524
Capital reserves		7,832	9,643
Accumulated deficit		(63,311)	(65,585)
TOTAL EQUITY		165,245	97,590
TOTAL LIABILITIES AND EQUITY		432,893	323,859

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2024	2023	2022
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	17	314,013	235,491	173,514
Cost of revenues	18	(172,479)	(147,198)	(113,476)
Gross Profit		141,534	88,293	60,038

Research and development expenses	19	(25,374)	(21,928)	(22,132)
Selling, general and administrative expenses	20	(98,196)	(70,320)	(64,092)
Depreciation and amortization in respect of technology and capitalized development costs	12	(11,566)	(6,430)	(4,268)
Other expenses	1a, 25	(2,023)	(444)	(1,790)
Share of losses of equity method investees		(1,270)	(1,555)	(1,794)
Profit (Loss) from ordinary operations		3,105	(12,384)	(34,038)

Financial Income	21	3,408	2,493	438
Financial Expense	21	(10,897)	(4,781)	(3,458)
Loss before taxes on income		(4,384)	(14,672)	(37,058)

Tax expenses	15	(1,247)	(1,215)	(451)
Loss for the year		(5,631)	(15,887)	(37,509)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	22	(0.157)	(0.479)	(1.143)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Loss for the year	(5,631)	(15,887)	(37,509)

Other comprehensive income (loss) for the year:

Items that will not be recycled to profit or loss:
Gain (loss) from remeasurement of liabilities (net) in
respect of post-employment benefit obligations	215	-	146
Items that may be recycled to profit or loss:
Gain (loss) from translation of financial statements of foreign activities	(2,454)	(170)	(374)
Gains on cash flow hedges	428	42	-
Total comprehensive loss for the year	(7,442)	(16,015)	(37,737)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2022	8	150,366	102	9,503	394	(28,697)	131,676
Changes during the year;
Loss for the year						(37,509)	(37,509)
Other comprehensive income (loss) for the year	-	-	146	-	(374)	-	(228)
Employee options exercised	*	1,040	-	-	-	-	1,040
Share-based payment	-	-	-	-	-	9,656	9,656
Balance as of December 31, 2022	8	151,406	248	9,503	20	(56,550)	104,635

Balance as of January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes during the year;
Loss for the year		-	-	-	-	(15,887)	(15,887)
Other comprehensive income (loss) for the year	-	-	-	42	(170)	-	(128)
Employee options exercised and vesting of restricted shares	*	2,118	-	-	-	-	2,118
Share-based payment	-	-	-	-	-	6,852	6,852
Balance as of December 31, 2023	8	153,524	248	9,545	(150)	(65,585)	97,590

Balance as of January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes during the year;
Loss for the year		-	-	-	-	(5,631)	(5,631)
Other comprehensive income (loss) for the year	-	-	215	428	(2,454)	-	(1,811)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Employee options exercised and vesting of restricted shares	*	4,001	-	-	-	-	4,001
Share-based payment	-	-	-	-	-	7,905	7,905
Balance as of December 31, 2024	9	220,715	463	9,973	(2,604)	(63,311)	165,245

*Presents less than 1 thousand

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	(5,631)	(15,887)	(37,509)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	48,533	24,685	9,962
Net cash provided by (used in) operating activities	42,902	8,798	(27,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(21,893)	(15,948)	(13,706)
Acquisition of property and equipment	(3,081)	(611)	(1,518)
Loans granted to related company	(559)	(1,432)	-
Increase in bank deposits	(7,952)	(2,154)	(480)
Payments for acquisitions of subsidiaries, net of cash acquired	(14,934)	(18,329)	440
Payment of deferred consideration with respect to business combinations	(555)	-	(4,500)
Interest received	3,108	1,683	76
Investments in financial assets	(283)	(195)	(6,856)
Proceeds from sub-lessee	243	155	-
Net cash used in investing activities	(45,906)	(36,831)	(26,544)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	62,686	-	-
Interest paid	(4,549)	(2,651)	(504)
Changes in short-term bank credit and short term loan	(23,315)	39,135	5,874
Transactions with non-controlling interests	-	-	(186)
Receipt of long-term bank loans	22,835	-	-
Repayment of long-term bank loans	(3,177)	(998)	(2,282)
Receipt of long-term loans from others	-	-	6,908
Repayment of long-term loans from others	(3,837)	(3,626)	(2,577)
Repayment of other long-term liabilities	(1,100)	(304)	(328)
Employee options exercised	3,956	2,177	1,152
Principal lease payments	(2,655)	(2,182)	(1,851)
Net cash provided by financing activities	50,844	31,551	6,206

Increase (Decrease) in cash and cash equivalents	47,840	3,518	(47,885)
Balance of cash and cash equivalents at beginning of year	38,386	33,880	87,332
Gains (losses) from exchange differences on cash and cash equivalents	(2,688)	906	(6,189)
Gains (losses) from translation of cash and cash equivalents of foreign activity	(408)	82	622
Balance of cash and cash equivalents at end of year	83,130	38,386	33,880

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	21,370	12,505	9,028
Post-employment benefit obligations, net	(17)	25	(107)
Deferred taxes	(1,358)	(294)	(181)
Finance expenses, net	6,570	750	4,544
Expenses in respect of long-term employee benefits	634	237	245
Share of loss of equity method investee	1,270	1,555	1,794
Long-term deferred income	2,355	(85)	(104)
Expenses in respect of share-based payment	7,187	6,027	8,747
Total adjustments	38,011	20,720	23,966

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(10,441)	(15,739)	(10,424)
Increase in receivables from processing activity	(1,810)	(17,880)	(10,986)
Increase in trade receivables	(10,683)	(12,487)	(8,272)
Increase in other current assets	(892)	(1,073)	(936)
Decrease (Increase) in inventory	2,069	3,239	(12,592)
Increase in payables in respect of processing activity	26,435	41,187	20,510
Increase in trade payables	3,361	1,189	4,519
Increase in other payables	2,483	5,529	4,177
Total changes in operating asset and liability items	10,522	3,965	(14,004)
Total adjustments required to reflect the cash flow from operating activities	48,533	24,685	9,962

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	152	97	215
Recognition of right-of-use assets through lease liabilities	1,653	338	2,048
Recognition of Sub lease asset	-	455	-
Share based payments costs attributed to development activities, capitalized as intangible assets	718	825	909

The accompanying notes are an integral part of these financial statements.

IFRS to Non-IFRS Reconciliation

The following is a reconciliation of Net Income/Loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Year ended (U.S. dollars in thousands)
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Loss for the period	(5,631)	(15,887)	(37,509)
Finance expense, net	7,489	2,288	3,020
Tax expenses	1,247	1,215	451
Depreciation and amortization	21,370	12,505	9,028
EBITDA	24,475	121	(25,010)
Share-based payment costs	7,187	6,027	8,747
Employment benefit cost(1)	541	-	-
Non-recurring issuance and acquisition costs(2)	2,023	444	1,790
Share of loss of equity method investee	1,270	1,555	1,794
ADJUSTED EBITDA	35,496	8,147	(12,679)

(1)	Consists of other compensation arrangements provided to the shareholders of VMtecnologia

(2)
Consists primarily of (i) expenses incurred in connection with our listing on Nasdaq, (ii) professional fees and other expenses incurred in connection with our acquisitions, (iii) fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, (iv) settlement arrangement and legal expenses incurred in connection with and throughout the ICA’s investigative process related to our acquisition of OTI

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2024	Dec 31, 2023
Net income/loss for the period	1,646	(3,292)
Finance expense, net	1,171	932
Tax expenses	734	346
Depreciation and amortization	5,875	3,503
EBITDA	9,426	1,489
Share-based payment costs	1,240	1,763
Employment benefit cost(1)	203	-
Non-recurring issuance and acquisition costs(2)	1,517	444
Share of loss of equity method investee	385	311
ADJUSTED EBITDA	12,771	4,007

(1)	Consists of other compensation arrangements provided to the shareholders of VMtecnologia

(2)
Consists primarily of (i) expenses incurred in connection with our listing on Nasdaq, (ii) professional fees and other expenses incurred in connection with our acquisitions, (iii) fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, (iv) settlement arrangement and legal expenses incurred in connection with and throughout the ICA’s investigative process related to our acquisition of OTI

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Year ended (U.S. dollars in thousands)
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Operating Cash	42,902	8,798	(27,547)
Capitalized development costs	(21,893)	(15,948)	(13,706)
Acquisition of property and equipment	(3,081)	(611)	(1,518)
Free Cash Flow	17,928	(7,761)	(42,771)

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2024	Dec 31, 2023
Operating Cash	17,008	4,582
Capitalized development costs	(6,435)	(3,698)
Acquisition of property and equipment	(1,296)	(270)
Free Cash Flow	9,277	614

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Year ended (U.S. dollars in thousands)
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
OPEX	135,136	98,678	90,492
Stock Based Compensation	(6,830)	(5,775)	(8,376)
Depreciation & Amortization	(20,361)	(12,245)	(8,872)
Adjusted OPEX	107,945	80,658	73,244

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2024	Dec 31, 2023
OPEX	35,534	27,845
Stock Based Compensation	(1,182)	(1,702)
Depreciation & Amortization	(5,378)	(3,427)
Adjusted OPEX	28,974	22,716